FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

We are filing this Form 6-K/A to our Form 6-K, as originally filed with the U.S. Securities and Exchange Commission on July 12, 2013 (the “Form 6-K”), to correct certain inadvertent omissions we discovered in our original filing, including (1) adding “Brian Bidulka” after the “/s/” in the Form 6-K signature page; and (2) adding a reference to the JPEG logo in the HTML file where the graphic should be.  In order to ensure that the filing is complete and there are no other omissions, we are refiling the Form 6-K in full.  Other than the additions noted above, all other information included in the Form 6-K remains unchanged.

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY Charts New Course by Officially ADOPTING ITS ICONIC BRAND NAME	1.

Document 1

  NEWS RELEASE
July 10, 2013

FOR IMMEDIATE RELEASE
BLACKBERRY Charts New Course by Officially ADOPTING ITS ICONIC BRAND NAME
Announces Election Results for the Company’s Board of Directors

Waterloo, ON – BlackBerry® (Nasdaq: BBRY; TSX:BB) announced today that the Company’s shareholders have approved a special resolution to change the Company’s name from Research In Motion Limited to BlackBerry Limited at the Company’s annual and special meeting of shareholders held on July 9, 2013 (the “Meeting”).  Articles of Amendment have been filed to effect the change immediately.

The Company first announced that it would adopt the name of its revolutionary BlackBerry smartphone on January 30, 2013. The move consolidates the Company’s brand into a single cohesive global presence. The Company has been trading as “BBRY” on the NASDAQ Stock Market and “BB” on the Toronto Stock Exchange since February 4, 2013.

“The name change to BlackBerry from Research In Motion comes at a pivotal moment in our company’s history,” said Thorsten Heins, President and CEO. “BlackBerry changed the world when the first products were introduced in 1999. Today, we are charting a new course in mobile computing, creating new products and services under an integrated, branded organization. Our new name delivers on our iconic brand’s reputation for keeping people moving and productive in an ever connected world.”

BlackBerry also announced that the nine nominees listed in the Company’s management information circular, dated May 21, 2013 for the Meeting, were elected as directors to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Timothy Dattels	241,472,242	99.38	1,508,615	0.62
Thorsten Heins	241,441,376	99.37	1,540,481	0.63
David Kerr	239,902,407	98.73	3,079,350	1.27
Claudia Kotchka	240,091,033	98.81	2,890,024	1.19
Richard Lynch	239,216,635	98.45	3,762,225	1.55
Roger Martin	239,941,977	98.75	3,039,880	1.25
Bert Nordberg	239,188,658	98.44	3,793,199	1.56
Barbara Stymiest	197,965,264	81.47	45,016,593	18.53
Prem Watsa	235,820,585	97.05	7,161,272	2.95

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

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Contacts:
BlackBerry Media Relations
Lisette Kwong
lkwong@blackberry.com
+1-347-602-0472

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 22, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer